Cohesant Technologies Inc.
2002 Annual Report


03056987


ARIS
P.E.
11-30-02
1-13484
RECD S.E.C.
APR 2 9 2003
1086


PROCESSED
APR 30 2003
THOMSON
FINANCIAL


COHESANT
TECHNOLOGIES

about the company...


COHESANT
TECHNOLOGIES

Cohesant Technologies Inc., based in Indianapolis, Indiana, designs, develops, and manufactures specialized dispense equipment and specialty coating products through its two subsidiaries: Glas-Craft, Inc., and Raven Lining Systems, Inc. Glas-Craft and, to a limited extent, Raven Lining Systems manufactures dispense equipment for applying plural component materials such as polyesters, polyurethanes, polyureas, and epoxies. Raven Lining Systems, Inc., manufactures and sells the Raven line of high-performance coating systems as well as AquataPoxy and AquataFlex. These coatings are resistant to water and corrosive breakdown by most acids and solvents and are used in many applications, including drinking water distribution and sewage collection systems.

our mission...




RAVEN
LINING SYSTEMS

To achieve consistent growth and superior earnings by capitalizing on our core strengths...

Specialized dispense equipment technology for multi-component formulations in the coatings, polyester, polyurethane and polyurea industries.

High-performance, NSF-certified, corrosion-resistant coating formulations for the infrastructure and maintenance industry, with a focus on corrosion control.

Worldwide product distribution which gives the Company access to the expanding markets in today's global economy.

A solid financial position which allows the Company to pursue strategic expansion opportunities outside the Company.

COHESANT TECHNOLOGIES

COHESANT TECHNOLOGIES INC.
FINANCIAL HIGHLIGHTS
YEAR ENDED NOVEMBER 30
(Dollars in thousands, except per share amounts)

	2002	2001	2000	1999	1998
NET SALES	$ 16,675	$ 16,392	$ 15,820	$ 14,191	$ 11,736
INCOME FROM CONTINUING OPERATIONS	1,249	1,067	927	893	696
NET INCOME	1,249	1,067	927	668	696
AVERAGE STOCKHOLDERS EQUITY	8,066	6,832	5,760	5,013	4,645
RETURN ON AVERAGE STOCKHOLDERS EQUITY	15.5%	15.6%	16.1%	13.3%	15.0%
PER SHARE DATA:					
Net Income continuing operations	$ 0.48	$ 0.44	$ 0.39	$ 0.37	$ 0.26
Net Income	0.48	0.44	0.39	0.28	0.26
Book Value	$ 3.40	$ 2.94	$ 2.65	$ 2.26	$ 1.97


COHT
NASDAQ
LISTED

The common stock of the company is traded on the Nasdaq Stock Exchange under the symbol COHT.

to our shareholders...

COHESANT TECHNOLOGIES



NET SALES (000s)
$ 18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2002
2001
2000
1999
1998



INCOME FROM CONTINUING OPERATIONS (000s)
$ 1,200
1,000
800
600
400
200
0
2002
2001
2000
1999
1998



PER SHARE INCOME FROM CONTINUING OPERATIONS
$ 0.60
0.50
0.40
0.30
0.20
0.10
0.00
2002
2001
2000
1999
1998

I am pleased to report that the many adjustments made to Cohesant's operations over the last year are paying off. In my first year as your CEO, not only have we continued the course of growth begu by Morton Cohen and Dwight Goodman as promised in last year's letter to shareholders, we have improved on that course. In fiscal 2002, Cohesant Technologies posted record sales of $16.7MM and record earnings of $1.25 MM. Because of our renewed emphasis on the bottom line in every aspect of our business, our net pre-tax operating margin was over 11% — the highest in our history. On the strength of these margins, the Company achieved a 17% increase in Net Income. This accomplishment was achieved with a 2% sales growth in a weak economic environment where customers were deferring capital expenditures. I am proud to report that the Management Team ar employees of both Glas-Craft and Raven have bot adapted admirably to the soft economy and the challenges of a change in leadership. As a result, our compounded annual growth in Net Income since our founding in 1994 has improved to 17%.

Our Glas-Craft Inc. subsidiary, which manufactures and sells plural component dispensing equipment and replacement parts, deserves special credit fo their role in this excellent result. Glas-Craft achieved a 27% increase in operating profits on a sales increase of 5.5%. As we had discussed in la year's Shareholder letter, Glas-Craft's coatings market provided excellent growth in 2002 and helped Glas-Craft reverse last year's downward sales trend. We are hopeful that this is only the beginning of a new upward trend for Glas-Craft.

Raven Linings Inc., our subsidiary which manufactures and sells specialty coatings and grouts, also had a good year. Sales of coatings and grouts were up 8% over the previous year. Overall sales were off by 7% due to a slow down in sales of ancillary equipment. This slow down can be trac to a weaker economy which hampered Raven's ability to sign up new Certified Applicators. As presaged in last year's Shareholder Letter, Raven took a number of steps to expand and improve its sales network in 2002. As a result of this investmer we are hopeful that the overall sales trend will reverse in 2003. Despite the fall off in equipment sales, Raven's operating profits were up 11% in 2002. This is a trend we intend to continue in 200

In addition to improved operating results, Cohesant management was successful in further strengthening the balance sheet in fiscal 2002. At November 30, 2002 we had over $1.8 million cash and no bank debt. Our working capital increased $1,266,631 to $7,239,352 in fiscal 2002 from $5,972,721 at November 30, 2001. Return on average stockholders' equity remained above 15% for the year.

The patent infringement case mentioned in last years letter was favorably resolved in early Fiscal 2002. As a result, legal costs were greatly decreased for 2002 and management was able to devote more of its time on operations.

Looking forward to 2003, we will continue and expand upon our efforts to improve our business discipline and to sell our products more profitably. Glas-Craft has adopted new direct selling initiatives in certain markets to buttress its upward sales trend. Raven has brought on board a veteran in the Trenchless Technology industry to help it achieve new penetration into its existing markets and to break ground in new segments of the wastewater collection and drinking water distribution markets. In short, we hope to build upon the foundations begun last year to achieve additional successes in 2003.

We would like to thank our employees for their outstanding performance during the year. Our success in 2002 was a direct result of their dedication and hard work. As always, our workforce is the asset that will enable us to fulfill our continuing goal of increasing shareholder value.

Sincerely,



Morris H. Wheeler
President and Chief Executive Officer





Fiberglass Spray-Up Boat Hull

Glas-Craft INDy Chopper System

Glas-Craft developed the first spray system for the fiberglass industry in 1959. The technology introduced by Glas-Craft, made high volume, open mold processing a reality and initiated the rapid growth of the polyester reinforced composites industry. Over the past 40 years, we have continued to develop new and innovative dispense equipment for a wide variety of industries using plural component materials.

The primary markets Glas-Craft serves are polyester (fiberglass), polyurethane foam and polyurea coatings. Glas-Craft maintains a close relationship with manufacturers and raw material suppliers, to fuel our on going product development effort. We have built a reputation of designing the most technologically advanced dispense equipment in the marketplace.

In February 2003, the United States Environmental Protection Agency (EPA) signed the national emission standard for the production of reinforced plastics composites, which affects the fiberglass industry. Paramount to this regulation is the MACT (Maximum Achievable Control Technology) standards that are to be adopted by the fiberglass industry by February 2006. The use of non-atomized dispense equipment will be required in all fiberglass production facilities.



Clear Gel-Coat Cultured Marble

Glas-Craft LPA Gel-Coat System



Polyurethane Foam Residential Insulation

Glas-Craft MH II Dispensing System

Glas-Craft has invested significant resources to develop non-atomized dispense equipment. This effort had two primary goals; to reduce emissions and to provide our customers with an efficient, reliable and easy to use machine. The results of our efforts led to the introduction of the INDy (Internal mix, Non-atomized, Dispense system) polyester dispense system in December 1999. The INDy has been tested at the CARL (Coatings Application Research Laboratory) located at Purdue University in Lafayette, Indiana and is documented as achieving the lowest levels of VOC emissions. The INDy system has been the top selling dispense system at GCI since its introduction.



Polyurea Protective Coating

Glas-Craft MX II Dispensing System

Glas-Craft is also expanding its product line and activities with its polyurethane foam dispense equipment. One example is the recent growth in using polyurethane foam for interior insulation in residential and commercial structures. We have several distributors building self-contained trailers, equipped with Glas-Craft dispense equipment, for new contractors entering this market.

Polyurea coatings continue to be a growth area for Glas-Craft. The unique characteristics of these coatings have resulted in many new applications. Glas-Craft continues to develop dispense equipment for material manufacturers and their applications.

Glas-Craft sells worldwide, primarily through distributors. Each distributor has factory-trained technicians for immediate service and parts and systems in stock for fast delivery. Glas-Craft supports their distributors with monthly training schools, on-site demonstrations and attendance at exhibitions and seminars.

Our exciting new products are matched by the outstanding service we provide.



Polyurethane Foam Packaging

Glas-Craft UltraPak System





Polyurea Crack Fill

Glas-Craft Crack Fill System


RAVEN
LINING SYSTEMS



AquataPoxy being applied to stop exfiltration in a water storage tank north of Fairbanks, AK.

Infrastructure construction and rehabilitation costs continue to outpace inflation, particularly the labor component. Protection and rehabilitation technologies that provide longer lasting solutions are now demanded. Raven Lining Systems recognized these trends over 17 years ago and began formulating solutions of environmentally friendly and operator safe high performance coatings for the infrastructure rehabilitation and protection markets. Raven Lining Systems manufactures three brands of epoxy coatings: AquataPoxy, AquataFlex and Raven. These coatings are successfully restoring and protecting pipelines, tanks, manholes, tunnels, vaults, floors, walls and all types of structures within the water, wastewater and industrial markets.

Raven's solvent free (100% solids, zero VOCs) high performance coatings offer some of the most environmentally friendly and applicator safe products available. These premium formulas set quickly allowing facilities to return critical structures and equipment to service with less downtime than traditional coatings. Some AquataPoxy products are NSF approved for use in potable water systems including a newly approved product for lining cold and hot water pipes. AquataPoxy products are recognized for their high moisture tolerant characteristics that allow them to be applied to underwater and moisture filled concrete surfaces. Raven's 400 Series ultra high build coatings are formulated to provide superior corrosion protection in the most severe industrial environments and contain the highest physical properties available to renew the structural integrity of severely deteriorated infrastructure. AquataFlex epoxies excel where infrastructure expansion and contraction occur.



Manhole renewal continues it's growth with over 25 million manholes in the United States today. Raven offers several products to service a significant share of the polymer market in this field.





Raven coatings are being used to protect and renew water and wastewater treatment plant structures.

Raven's growing network of factory trained Certified Applicators apply Raven products with specially designed and assembled dispense equipment. This industry recognized "Engineered System" facilitates proper application of Raven's high performance products and provides a specification vehicle for engineers to ensure Raven's premium long-term solutions are optimally applied. Collectively, compared to traditional coatings, Raven's Engineered System delivers superior turnkey solutions for restoration of deteriorated infrastructure and protection from future corrosion.

Raven designed and assembled dispense equipment is an integral part of Raven's Engineered System.




RAVEN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark One)

[X] Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2002

[ ] Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission file number 1-13484

COHESANT TECHNOLOGIES INC.

(Exact name of Small Business Issuer in its charter)

Delaware	34-1775913
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5845 West 82nd Street, Ste. 102, Indianapolis, Indiana 46278
(Address of Principal Executive Offices) (Zip Code)
Issuer's Telephone Number, Including Area Code: (317) 875-5592

Securities registered pursuant to Section 12(b) of the Act: Common Stock, $.001 Par Value registered on the Boston Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.001 Par Value

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes X No __

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

State issuer's revenues for its most recent fiscal year. $16,675,375.

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the average bid and asked prices of such stock, as of January 31, 2003. $3,031,760.

As of January 31, 2003, the Issuer had 2,562,115 shares of Common Stock, $.001 par value, outstanding.

Documents incorporated by reference: None

TABLE OF CONTENTS PAGE

FORWARD LOOKING STATEMENT

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statement. These risks and uncertainties include, but are not limited to, a slow-down in domestic and international markets for two component dispense equipment systems and a reduction in growth of markets for the Company's two component epoxy coating and grout products.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

(a) General

Cohesant Technologies Inc. ("Company" or "Cohesant") is engaged in the design, development, manufacture and sale of specialized two component dispense equipment systems and replacement parts used in the operation of this equipment and specialty two component epoxy coating and grout products.

The Company's dispense equipment systems are designed specifically for use with multiple component formulations such as polyesters, polyurethanes, polyureas and epoxies. These equipment systems are commonly employed in the construction, transportation and marine industries to apply insulation, protective coating, sealant and anti-corrosive products and to create packaging and to fill molds for diverse products such as recreational boat hulls and construction products. The Company also maintains an extensive inventory of replacement parts.

The Company manufactures the Raven, AquataPoxy and AquataFlex lines of epoxy coating and grout products. These high performance formulations provide protection and structural enhancement needed from deterioration caused by corrosion, infiltration, atmospheric conditions and chemical attack. Although the Company believes there are many more uses for the Raven, AquataPoxy and AquataFlex products, they have most prevalently been used in the construction, repair, rehabilitation and maintenance of water and wastewater treatment, distribution and collection systems, and food & beverage, industrial and recreational facilities.

For the years ended November 30, 2002 and 2001, the Company had net sales of $16,675,375 and $16,391,583, respectively, of which $12,220,102 and $12,264,031, respectively, were for equipment systems and replacement parts and $4,455,273 and $4,127,552, respectively, were for coating and grout products.

The Company, which was organized in 1994, conducts business through its subsidiaries, Glas-Craft, Inc. ("GCI"), an Indiana corporation, and Raven Lining Systems, Inc. ("Raven"), an Oklahoma corporation. As used herein, the term "Company" includes the operations of Cohesant and its wholly-owned subsidiaries GCI and Raven, unless the context indicates otherwise.

(b) Narrative Description of Business

PRODUCTS

Glas-Craft, Inc.

GCI designs and manufactures a wide range of specialized dispense equipment systems, which are used to dispense multi-component formulations such as fiberglass reinforced plastics, polyurea and epoxy coatings, and polyurethane foam. Net sales of dispense equipment systems amounted to $5,978,745 and $5,667,825 for the fiscal years ended November 30, 2002 and 2001, respectively, representing 35.9% and 34.6%, respectively, of net sales. A significant portion of the Company's business is the sale of replacement and spare parts for its current and discontinued dispense equipment. The Company maintains an inventory of approximately 6,800 items to enable it to efficiently fill orders and service repairs. Net sales of replacement and spare parts and supplies amounted to $6,037,766 and $5,719,700, representing 36.2% and 34.9% of net sales for the fiscal years ended November 30, 2002 and 2001, respectively.

Fiberglass reinforced plastic dispense equipment systems. GCI develops dispense equipment systems for both open and closed mold methods of fiberglass reinforced plastic product manufacturing. GCI's dispense equipment systems can be used to manufacture a wide variety of products, including such diverse products as boat hulls and construction components. The open mold method is ideally suited for small quantity and custom production.

The United States Occupational Safety and Health Administration ("OSHA") and environmental regulatory agencies in the United States and abroad regulate the use of various volatile organic chemicals ("VOC's") such as styrene, acetone, methylene chloride and organic peroxides. These chemicals are often used in the process of fiberglass manufacturing. GCI's dispense equipment systems are designed to improve containment which reduces spray emissions and increases transfer efficiency. Improved containment limits emissions of environmentally and occupationally hazardous chemicals. Greater transfer efficiency results in less waste of product. Additionally, GCI has developed products with non-atomized dispensing capabilities that further reduce VOC's. These products include an internal mix gun and spray nozzle.

Polyurea and epoxy coatings dispense equipment systems. The Company designs and manufactures equipment systems for dispensing polyurea and epoxy coatings. A portion of these sales go to Original Equipment Manufacturers (OEM). Polyurea and epoxy coatings are used to coat concrete in new construction, tanks, cargo beds and metal substrates. The Company's technology has many applications in the coatings industry. Consequently, the Company continuously seeks and develops new and different uses for its equipment systems. The Company, when necessary, will modify existing equipment system designs or will design new equipment systems to meet the requirements of new coatings as well as changing regulation and manufacturing methods.

Polyurethane dispense equipment systems. The Company also designs and manufactures equipment systems for dispensing polyurethane coatings. Polyurethane is used for insulation, packaging, flotation devices and many other uses. These materials are used for insulation and protective coatings and for the manufacture of formed plastic products such as automobile and aircraft components and marine products.

Raven Lining Systems

Raven produces high performance protective coatings under the Raven, AquataPoxy and AquataFlex brands. These proprietary formulations of solvent-free coatings and grouts contain no VOC's. As with GCI, Raven benefits significantly from increasing government regulation of VOC's and the resulting trend towards low VOC products. Additionally, Raven fulfills specifying engineers' requests for application of Raven products by the Company's professional Certified Applicators. Net sales of Raven, AquataPoxy and AquataFlex products amounted to $4,455,273 and $4,127,552, representing 26.7% and 25.2% of net sales for the fiscal years ended November 30, 2002 and 2001, respectively. Additionally Raven sells equipment and spare parts, which is used to apply its coatings and grouts. Net sales of equipment and spare parts amounted to $203,591 and $876,506, representing 1.2% and 5.3% of net sales for the fiscal years ended November 30, 2002 and 2001, respectively.

Raven Products. Raven's sprayable epoxies were formulated for ultra high-build (20-250 mils per coat) application on concrete, masonry and steel surfaces providing protection from atmospheric and chemical corrosion. The high physical strengths of some Raven formulations permit the epoxy to enhance the structural integrity of damaged structures. Raven products can be quickly applied under harsh environmental conditions providing quick return to service and substantial savings for industrial facilities by lessening downtime. The life span of the infrastructure exposed to these conditions can increase dramatically with the use of Raven's high performance protective coatings and linings. Raven's unique high performance line of products and network of Certified Applicators provide access to specialty coating contractors and key end-users in the wastewater, pulp and paper, petrochemical, power and other industries.

Raven coatings and grouts are solventless, nontoxic, 100% solids epoxy products, emitting no VOC's. These products offer safe working environments while complying with the existing United States Environmental Protection Agency ("EPA") and Clean Air Act regulations.

AquataPoxy Products. The AquataPoxy line of solvent-free epoxy coating and grout products is designed to extend the life of a structure by protecting it from corrosion. These products are formulated with higher performance characteristics compared with competitive products, including excellent resistance to moisture, corrosion and chemical attack. AquataPoxy products are used in the construction, repair, rehabilitation and maintenance of food processing and water storage structures, wastewater treatment and collection systems of municipalities and industrial and recreational facilities. AquataPoxy products are unique with their high moisture tolerant characteristics that allow them to be applied to underwater and moisture filled concrete surfaces. AquataPoxy products are ideally suited for the rapidly growing market in underground rehabilitation of infrastructure. AquataPoxy products are therefore being specified for use by many engineers and governmental agencies in connection with the rehabilitation of potable and/or wastewater facilities by trained applicators. The Company is aggressively demonstrating and testing AquataPoxy products to expand awareness of its unique attributes and the application and marketing benefits of its Certified Applicator program.

AquataPoxy products contain no solvents or VOC's. Properly applied, AquataPoxy products are inert once cured and do not release harmful by-products into air, water or the environment. Conversely, competitive solvent-borne coatings have the potential to release carcinogens and other hazardous substances into the environment and generally are not desirable for applications that involve contact with food, drinking water, animals or people. The Company maintains certification under the National Sanitation Foundation Standard 61 and meets qualifications of the United States Department of Agriculture for agricultural applications, food processing and potable water facilities and marine environments.

AquataFlex products. The AquataFlex line of coatings and grouts are flexible epoxies that excel in environments where expansion and contraction occur.

AquataFlex coatings and grouts are solventless, nontoxic, 100% solids epoxy products, emitting no VOC's. These products offer safe working environments while complying with the existing EPA and Clean Air Act regulations.

MARKETING

Distributors and Certified Applicators

Most of the Company's products are sold through a growing network of independent distributors and Certified Applicators in the United States and overseas. A small portion of GCI's sales are made directly to large end-users and OEM accounts by factory salesmen.

Generally, the products of GCI are sold through over 100 independent domestic and international equipment distributors. Most of these distributors are engaged in the sale of polyester resins and gel coats, fiberglass strand and mat, polyurethane foams and coatings and similar items. Many of the international distributors sell only industrial equipment. In each of the fiscal years ended November 30, 2002 and 2001, GCI's ten largest distributors accounted for 32% of equipment system and replacement parts sales. Of the foregoing, three of the distributors in fiscal 2002 and five distributors in fiscal 2001 were internationally based. GCI provides training to the distributors and customers in the use of its equipment systems and products.

Raven markets its products, application and spray technology through domestic and international independent distributors, manufacture representatives and Certified Applicators. Raven presently has thirty-eight domestic Certified Applicators and two international Certified Applicators. For the fiscal years ended November 30, 2002 and 2001 Raven's ten largest Certified Applicators accounted for 64% and 61%, respectively, of coating and grout product sales.

Brochures, Advertising and Trade Shows

The Company supports its marketing with internally prepared brochures, sales catalogues, direct mailings and media insertions in various trade publications. In connection with coating and grout products, the Company also prepares media promotion kits and product demonstration kits for use by Certified Applicators and distributors. Company personnel, representatives and distributors attend trade shows in the United States and overseas. Typically, potential customers and distributors attend these shows. In addition, these shows afford the Company the opportunity to keep abreast of its competitors' products and developments in the industry. Company personnel also participate in various industry organizations and work with complementary technologies to present educational and technical seminars. These seminars assist in industry growth and guide prospective customers to the Company's products and methods.

MANUFACTURING AND RAW MATERIALS SUPPLY

The Company assembles its dispense equipment system products from commercially available components and components manufactured to specification by a variety of vendors. The Company performs minimal fabrication of components. The Company is not dependent upon any single vendor for the conduct of its business, and generally has alternative sources for all necessary components.

Similarly, there are a number of alternative sources of the raw materials used in the manufacture of the coating and grout products of the Company. The Company maintains good working relationships with major resin suppliers. The Company does not believe that it is dependent on any one vendor of raw materials for its coating and grout products and the Company does not believe the loss of any one supplier would have a material adverse impact on the Company.

COMPETITION

The markets for all of the Company's products are highly competitive. The Company competes with numerous well-established companies, most of which possess substantially greater financial, marketing, personnel and other resources than those of the Company.

There are a number of competitive equipment manufacturers, which include the Binks division of Illinois Tool Works, Inc., Gusmer, Inc. and Magnum-Venus Products. Competitors of Raven include Carboline Company, Tnemec Company, Inc. and International Protective Coatings. The Company competes by increasing customer awareness of its quality products, by offering its products at a competitive price, and through product line extensions.

The markets for the Company's products are characterized by changing technology and industry standards. Accordingly, the ability of the Company to compete is dependent upon the Company's ability to complete development and effectively market its state-of-the-art equipment and coating products.

RESEARCH, DEVELOPMENT AND ENGINEERING

The Company has a research and development program to continually improve its existing products, to develop new products and to custom engineer equipment and products to meet specific customer requests. The Company has eleven full-time and one part-time employees devoted to engineering, research and development. Virtually all of the products marketed by the Company were developed internally, either by the Company or its predecessors. Research, development and engineering expenses for the fiscal years ended November 30, 2002 and 2001 were $1,031,423 and $1,132,521, respectively, or 6.2% and 6.9%, respectively of net sales. The Company expects this level of research, development and engineering expense to continue or slightly increase in the future.

GOVERNMENT REGULATION

The Company is subject to regulations administered by the EPA, OSHA, various state agencies, county and local authorities acting in cooperation with Federal and state authorities and international governmental regulatory agencies. Among other things, these regulatory bodies impose restrictions to control air, soil and water pollution, to protect against occupational exposure to chemicals, including health and safety risks, and to require notification or reporting of the storage, use and release of certain hazardous chemicals and substances. The extensive regulatory framework imposes significant compliance burdens and risks on the Company's operating subsidiaries. Governmental authorities have the power to enforce compliance with these regulations and to obtain injunctions or impose civil and criminal fines in the case of violations.

The Company has in place programs to achieve and maintain substantial compliance with the currently existing environmental and worker exposure laws and regulations, which materially affect the Company's continuing businesses. As of the date of this Report, based on its experience and consultations with environmental consultants, management believes that the Company is taking or has taken all necessary measures to comply with applicable Federal, state and local environmental laws and regulations and worker exposure regulations.

As a product exporter, the Company is subject to import and other regulations by international governments. While the Company currently does not experience any significant difficulties with exports, future changes to international laws and regulations could impact international sales.

PATENTS, TRADEMARKS AND PROPRIETARY INFORMATION

The Company holds several U.S. patents and patent applications, all of which are applicable to the Company's specialized two component dispense equipment. No single patent is material to the Company. The Company's patents expire at various times in the future, none which exceed seventeen years.

The Company believes that product recognition is an important competitive factor in the equipment and chemical industries. Accordingly, the Company holds a United States trademark registration for AAC®, AquataFlex®, Glas-Craft® and Raven® and promotes these and the "AquataPoxy" trade names in connection with its marketing activities.

The Company also relies on proprietary know-how and confidential information and employs various methods to protect the processes, concepts, ideas and documentation associated with its products.

EMPLOYEES

As of January 15, 2003, the Company employed 75 full time and 4 part time persons, 23 of whom are in sales, 12 are in engineering, research and development, 2 are in service, 3 are in quality control, 26 are in manufacturing and 13 are in accounting and administration. The Company believes its relations with its employees are good.

ITEM 2. PROPERTIES

The Company's executive offices are located in Indianapolis, Indiana, with its principal manufacturing, warehouse and distribution facilities located in Indianapolis, Indiana and Tulsa, Oklahoma. GCI leases approximately 51,200 square feet of office, manufacturing and warehouse space in Indianapolis, Indiana through January 2004. The Company does not foresee a material impact on operations in either renewing this lease or obtaining an equivalent lease at a nearby facility. Raven leases approximately 14,400 square feet of combined office and manufacturing space in Tulsa, Oklahoma through June 2005. The Company believes its facilities are adequate to meet its current and prospective needs.

ITEM 3. LEGAL PROCEEDINGS

In November 1999, following the sale of certain assets of the Company's American Chemical Company ("ACC") subsidiary, ACC contributed its land and building to Marine Learning Institute ("MLI"), a not-for-profit environmental educational organization operating under section 501(c)(3) of the United States Internal Revenue Code. In connection with the contribution agreement, MLI indemnified the Company and agreed to assume any costs arising from or out of the past, present or future environmental condition of the site. Subsequent to the donation of the St. Louis property, the Missouri Attorney General's office has raised questions regarding the status of the contributed land and advised the Company that additional clean-up efforts are necessary. Management has advised MLI of the Missouri Attorney General's concerns. MLI has advised both the Company and the Missouri Attorney General that, in its opinion, no further clean-up efforts are necessary. Management intends to seek indemnification from MLI under the contribution agreement for any further clean-up and legal costs. Further, the Company had purchased a supplemental environmental insurance policy with respect to the site and has filed a claim with the carrier. Although the insurance carrier has issued a preliminary indication that the claim is outside the scope of coverage of the policy, as more facts become available, the Company may resubmit the claim or otherwise appeal this preliminary decision.

The Company is a party to certain other legal matters arising in the ordinary course of business. Management believes the ultimate disposition of these matters and the matter referred to above will not have a material adverse effect on the Company's financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's shareholders during the fourth quarter of the fiscal year ended November 30, 2002.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

The Common Stock of the Company is quoted on the Nasdaq Small Cap Market and listed on the Boston Stock Exchange under the symbol "COHT".

The following table sets forth the high and low closing bid prices of the Company's Common Stock for each quarter in the two year period ended November 30, 2002, as reported by Nasdaq. Bid quotations represent high and low prices quoted between dealers, do not reflect retail mark-up, mark-down or commission, and do not necessarily represent actual transactions.

Common Stock	Bid Price	
	High	Low
Year Ended November 30, 2001		
First Quarter	$ 3.00	$ 2.25
Second Quarter	2.94	1.78
Third Quarter	2.80	2.17
Fourth Quarter	3.74	2.35
Year Ended November 30, 2002		
First Quarter	$ 5.07	$ 3.31
Second Quarter	5.00	4.12
Third Quarter	4.73	4.25
Fourth Quarter	4.40	3.01

Substantially all of the holders of common stock maintain ownership of their shares in "street name" accounts and are not, individually, shareholders of record. As of January 27, 2003, there were 36 holders of record of common stock. However, the Company believes there are in excess of 500 beneficial owners of common stock.

The Company has not paid any cash dividends on its Common Stock to date and does not anticipate paying any in the foreseeable future. The Board of Directors intends to retain earnings, if any, to support the growth of the Company's business.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Fiscal Year Ended November 30, 2002 as compared to Fiscal Year Ended November 30, 2001

Net sales for the fiscal year ended November 30, 2002, were $16,675,375 representing an increase of $283,792 or 1.7%, from fiscal 2001 net sales of $16,391,583. Net income was $1,248,585, an $181,607 or 17.0% increase over last year.

Net sales of dispense equipment and spare parts at GCI increased $628,986 or 5.5% to $12,016,511 in fiscal 2002. This increase was primarily attributable to increased sales of coatings and polyurethane dispense equipment and spare parts and, to a lesser extent, increased sales of fiberglass dispense equipment and spare parts, which was partially offset by decreased sales to OEM accounts. Domestic dispense equipment and spare parts net sales increased 7.9%, while international dispense equipment and spare parts net sales increased 2.8%. The increase in international sales was primarily attributable to increased sales in Canada and Asia/Pacific Rim, partially offset by decreased sales in Europe/Middle East and South America.

Specialty grout and epoxy net sales at Raven increased $327,721 or 7.9% to $4,455,273 in fiscal 2002. In addition, Raven had ancillary equipment sales of $203,591 in fiscal 2002 compared to $876,506 in fiscal 2001. This decrease in equipment sales is attributable to acquiring fewer new Certified Applicators in fiscal 2002. Typically, Raven does not sell equipment unless new Certified Applicators are added or existing applicators decide to increase their capacity by buying additional equipment. Raven is continuing to seek new Certified Applicators. The addition of Certified Applicators results in an increase of specialty grout and epoxy sales; however, it does not necessarily result in an increase in equipment sales.

The Company's gross margin increased to $8,138,733, or 48.8% of net sales, in fiscal 2002 from $7,405,291, or 45.2% of net sales, in fiscal 2001. The increase in dollars and margin percentages were due to management's emphasis on increased profit margins on all products through aggressive cost controls and, to the sale of higher margin products.

Research, development and engineering expenses were $1,031,423 and $1,132,521 for the fiscal years ended November 30, 2002 and 2001, respectively. This decrease of $101,098, or 8.9% was primarily attributable to decreased personnel costs at GCI.

Selling, general and administrative expenses were $5,239,319 and $4,644,335 for the fiscal years ended November 30, 2002 and 2001, respectively. This increase of $594,984, or 12.8% was primarily attributable to increased personnel costs and legal costs associated with the patent litigation settled earlier in the year.

Other income, net of other expenses for the fiscal year ended November 30, 2002, increased $27,985 to $65,830. This increase was primarily a result of a decrease in interest expense and an increase in finance charge income derived from the collection of trade receivables.

The effective tax rate for the year ended November 30, 2002 and 2001 was 35.4% and 36.0%, respectively.

Liquidity and Capital Resources

On April 29, 2002, the Company renewed its revolving line of credit agreement with a bank. This $3,500,000 unsecured credit facility accrues interest at the bank's prime lending rate. The credit facility expires on May 1, 2003. The Company does not foresee any problems renewing this facility or obtaining an equivalent facility from another lender, if necessary. Among other restrictions, the credit facility requires that the Company meet certain covenants including financial ratios. As of November 30, 2002, the Company was in compliance with all covenants and did not have a balance outstanding under this facility.

In September 2001, the Company announced a 250,000 share repurchase program, which term has been extended until November 30, 2003. As of January 31, 2003, the Company has repurchased 57,617 shares of its common stock for $201,906.

As of November 30, 2002, the Company's working capital increased to $7,239,352 from $5,972,721 at November 30, 2001 and includes cash and cash equivalents of $1,816,238. The increase in working capital was primarily due to cash generated from operations.

The Company does not have any other significant commitments or guarantees except for rental commitments, which are disclosed in Note 11 to the Consolidated Financial Statements.

The Company believes that its cash flow from operating activities, existing cash resources and working capital coupled with its bank line will be adequate to meet its capital needs for the foreseeable future.

Critical Accounting Policies

The Company has disclosed those accounting policies that it considers to be significant in determining the amounts to be utilized for communicating its consolidated financial position, results of operations and cash flows in the notes to its consolidated financial statements.

The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results are likely to differ from these estimates, but management does not believe such differences will materially affect the Company's financial position or results of operations. The following accounting policies represent the most critical based on management's analysis due the impact on the Company's results of operations.

Revenue Recognition. The Company recognizes revenue from sales upon shipment of goods at which time title and risks of ownership transfer to the buyer.

Accounts receivable. The Company evaluates the allowance for doubtful accounts on a periodic basis and reviews any significant customers with delinquent balances to determine future collectability. The determination includes a review of legal issues (such as bankruptcy status), past payment history, current financial and credit reports, and the experience of the credit representative. Allowances are established in the period in which the account is deemed uncollectable or questionable collectability. The Company believes, based on past history and credit policies, that the net accounts receivable are of good quality.

Based on a critical assessment of its accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that the Company's consolidated financial statements provide a meaningful and fair perspective of the Company. This is not to suggest that other risk factors such as changes in economic conditions, changes in material costs, and others could not adversely impact the Company's consolidated financial position, results of operations and cash flows in future periods.

New Accounting Standards

The FASB issued two new statements of financial accounting standards in July 2001: SFAS No. 141, "Business Combinations" (SFAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These interrelated standards change the accounting for business combinations and goodwill in two significant ways. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 changes the accounting for goodwill from an amortization approach to an impairment-only approach.

The adoption of SFAS 141 did not impact operations. Effective December 1, 2001, the Company adopted SFAS 142 and no longer amortized goodwill, which approximated $76,000 per year. Effective December 1, 2001 and September 1, 2002, the Company conducted its transitional and annual impairment test, respectively, as required by SFAS 142. These tests did not result in any impairment of goodwill.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company is currently assessing the impact of adopting this standard and has not yet determined the effect of adoption on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and certain aspects of APB No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 is effective in fiscal years beginning after December 15, 2001, with early adoption permitted. The adoption of SFAS No. 144 on December 1, 2002 did not have a material impact on the Company's results of operations or financial position.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections* (SFAS No. 145). Upon the adoption of SFAS No. 145, all gains and losses on the extinguishment of debt for periods presented in the financial statements will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* (APB No. 30). The adoption of SFAS No. 145 on December 1, 2002 did not have a material impact on the Company's results of operations or financial position.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS No.146). SFAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 generally requires companies to recognize costs associated with exit activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company's results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for the Company's fiscal year 2003. The interim disclosure requirements are effective for the first quarter of the Company's fiscal year 2003. The Company does not expect the adoption of SFAS No. 148 to have a material impact on the Company's results of operations or financial position.

ITEM 7. FINANCIAL STATEMENTS

This information appears in a separate section of this report following Part III.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 12, 2002 Cohesant Technologies, Inc. (the "Company") dismissed Arthur Andersen as its independent auditors. Simultaneously with the dismissal of Arthur Andersen, the Company engaged Ernst & Young to act as its independent auditors as successor to Arthur Andersen. During the two most recent fiscal years and subsequent interim period, the Company has not consulted with Ernst & Young regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or (ii) any matter that was either the subject of disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures or a reportable event (as defined in Item 304 (a)(1)(v) of Regulation S-K).

The Audit Committee of the Company's Board of Directors recommended the dismissal of Arthur Andersen and, simultaneously, the appointment of Ernst & Young as the Company's independent auditors. The Company's Board of Directors adopted the Audit Committee's recommendations.

PART III

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information regarding the current Directors and Executive Officers of the Company. Each director holds office from election until the next annual meeting of stockholders or until their successors are duly elected and qualified.

NAME	PRINCIPAL OCCUPATION AND AGE	DIRECTOR SINCE
Dwight D. Goodman	Chairman; age 69	1994
Morris H. Wheeler	President and Chief Executive Officer; age 42	1996
Richard A. Mordarski	President of Glas-Craft, Inc; age 59	N/A
J. Stewart Nance	President of Raven Lining Systems Inc.; age 47	N/A
Robert W. Pawlak	Chief Financial Officer and Secretary; age 34	N/A
Michael L. Boeckman	Chief Financial Officer and Administrative Partner of Cohen & Co.; age 56	1994
Morton A. Cohen	Chairman and Chief Executive Officer of Clarion Corp.; age 67	1994
Richard L. Immerman	President of BleachTech LLC and Co-Owner of Functional Products Inc.; age 52	1998

Dwight D. Goodman has been a Director of the Company since its inception and has been the Chairman of the Board since January 2002. Mr. Goodman was Chief Executive Officer of the Company from January 1998 to December 2001 and President of the Company from July 1996 to December 2001, and prior thereto held various executive offices. Mr. Goodman had been the President and Chief Executive Officer of GCI from 1984 to 1996.

Morris H. Wheeler has been a Director of the Company since 1996 and Chief Executive Officer and President since January 2002. In 1999, Mr. Wheeler founded Drummond Road LLC, an investment management company involved in the management of the venture capital portfolio of Clarion Capital Corporation("Clarion"). Prior to founding Drummond Road, from April 1998 to June 1999, Mr. Wheeler was the founder and Chief Executive Officer of sputnik7.com (formerly BlueTape, LLC), an Internet media company, which won a Webby for Music Entertainment. Prior to April 1998, Mr. Wheeler served in various executive capacities with Clarion. He also served as President of Clarion Management Ltd., an investment management and consulting company from April 1996 to April 1998. Mr. Wheeler holds a degree in economics from the University of Massachusetts at Amherst and a J.D. from the Yale Law School and is the son-in-law of Morton A. Cohen, the Company's major beneficial shareholder.

Richard A. Mordarski has been an executive officer of the Company since June 1998 and has been President of GCI since May 1996. Prior thereto, Mr. Mordarski served for 15 years as Director of Marketing of GCI.

J. Stewart Nance has been an executive officer of the Company since June 1998 and has been President of Raven since December 1995. Previously, he was President and part owner of Raven's predecessor company.

Robert W. Pawlak has been Vice President-Finance and Chief Financial Officer of the Company since June 1998, Secretary of the Company since June 1997 and Controller of the Company since October 1996. Mr. Pawlak held various accounting positions for GCI since March 1994.

Michael L. Boeckman has been a Director of the Company since 1994. Mr. Boeckman has been Administrative Partner and Chief Financial Officer of Cohen & Co., a Cleveland based accounting firm (no relation to Morton A. Cohen), since October 2000 and December 1996, respectively. From May 1996 through December 1996, Mr. Boeckman was a self-employed business consultant. From July 1994 until May 1996, Mr. Boeckman was the Company's President and Chief Operating Officer.

Morton A. Cohen has been a Director of the Company since 1994. From July 1994 until December 2001, Mr. Cohen had been the Chairman of the Board. He served as the Company's Chief Executive Officer from 1994 to January 1998. Mr. Cohen has been Chairman of the Board of Directors and Chief Executive Officer of Clarion Capital Corporation ("Clarion"), a private, small business investment company, for more than five years. He is also a director of Zemex Corporation, an industrial minerals company. Mr. Cohen is the father-in-law of Morris H. Wheeler.

Richard L. Immerman has been a Director of the Company since 1998. Mr. Immerman is President of BleachTech LLC, a startup company intending to manufacture sodium hypochlorite. Mr. Immerman is a co-owner of Functional Products Inc., a specialty chemical company, and a partner of Chemical Ventures (manufacturer of magnesium chloride) positions he has held for over five years.

ITEM 10. EXECUTIVE COMPENSATION

The following table sets forth information relating to the annual and long-term compensation for the fiscal years ended November 30, 2002, 2001, 2000 for each individual who served as Chief Executive Officer for any portion of fiscal 2002 and the other two most highly compensated executives of the Company. No other executive officer received compensation in excess of $100,000 during such year.

SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION	FISCAL YEAR	ANNUAL COMPENSATION SALARY	BONUS	OTHER ANNUAL COMPENSATION (1)	LONG TERM COMPENSATION AWARDS SECURITIES UNDERLYING OPTIONS (SHARES)	ALL OTHER COMPENSATION (2)
Dwight D. Goodman	2002	$ 37,917	$ 0	$ 0	0	$ 3,695
Chief Executive	2001	125,000	36,000	0	7,500	5,254
Officer through	2000	125,000	36,000	0	0	4,849
December 2001						
Morris H. Wheeler	2002	100,000	35,000	0	0	1,918
President and Chief	2001	0	0	0	50,000	0
Executive Officer	2000	0	0	0	0	0
Richard A. Mordarski	2002	112,098	34,500	0	0	4,502
President -	2001	108,833	22,707	0	10,000	4,452
Glas-Craft, Inc.	2000	103,650	32,000	0	0	4,139
J. Stewart Nance	2002	101,500	78,500	0	0	7,023
President-Raven Lining	2001	93,450	96,500	0	13,000	5,243
Systems, Inc.	2000	89,000	58,023	0	0	3,274

(1) Excludes perquisites and other benefits, unless the aggregate amount of such compensation is greater than 10 percent of the total of annual salary and bonus reported for the named executive officer.

(2) Corporate contributions to the Company's 401(k) Plan.

Option Grants in Last Fiscal Year (Individual Grants)

The Company made no grants of stock options during fiscal 2002.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information relating to aggregate option exercises during the last fiscal year and fiscal year-end option values for the chief executive officers and the other executives of the Company named in the compensation table.

NAME	SHARES ACQUIRED ON EXERCISE	VALUE REALIZED	Number of Unexercised Options at November 30, 2002		Value of Unexercised In-The-Money Options at November 30, 2002	
			EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
Dwight D. Goodman	22,500	$42,581	3,750	3,750	$ 0	$ 0
Morris H. Wheeler	5,000	10,450	25,000	25,000	0	0
Richard A. Mordarski	13,000	24,603	2,500	7,500	0	0
J. Stewart Nance	0	0	13,250	9,750	15,375	0

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of January 20, 2003, certain information concerning those persons known to the Company, based on information obtained from such persons, with respect to the beneficial ownership (as such term is defined in rule 13d-3 under the Securities Exchange Act of 1934, as amended) of shares of common stock of the Company by (i) each person known by the Company to be the owner of more than 5% of the outstanding shares; (ii) each Director, (iii) each executive officer named in the Summary Compensation Table and (iv) all Directors and executive officers as a group:

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENTAGE OF OUTSTANDING SHARES OWNED
Morton A. Cohen 1801 East 9th Street Cleveland, Ohio 44114	1,377,405(1)(2)	53.7%
Clarion Capital Corporation 1801 East 9th Street Cleveland, Ohio 44114	1,175,980	45.9%
Michael L. Boeckman	16,983(2)	*
Dwight D. Goodman	74,405(2)	2.9%
Richard L. Immerman	49,500(2)	1.9%
Morris H. Wheeler	71,500(2)	2.8%
Richard A. Mordarski	56,793(3)	2.2%
J. Stewart Nance	103,894(4)(5)	4.0%
All directors and executive officers as a group (8 persons)	1,784,373(4)(6)	67.9%

* Represents less than 1%

(1) Includes 1,175,980 shares owned of record by Clarion Capital Corporation ("Clarion"), an entity of which Mr. Cohen is a principal.

(2) Includes shares issuable upon exercise of options exercisable within 60 days of the date hereof as follows: Mr. Cohen 5,000 shares, Mr. Boeckman 5,000 shares, Mr. Immerman 12,500 shares, Mr. Goodman 3,750 shares, Mr. Wheeler 25,000 shares.

(3) Includes 2,500 shares issuable upon exercise of options exercisable within 60 days of the date hereof. Includes 5,293 shares owned in the Company sponsored 401k Plan as of January 20, 2003.

(4) Includes 825 shares owned by children of Mr. Nance.

(5) Includes 13,250 shares issuable upon exercise of options exercisable within 60 days of the date hereof. Includes 36,546 shares owned in the Company sponsored 401k Plan as of January 20, 2003.

(6) Includes 69,000 shares issuable upon exercise of options exercisable within 60 days of the date hereof. Includes 45,214 shares owned in the Company sponsored 401k Plan as of January 20, 2003.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has an Employment Agreement with Morris H. Wheeler, its Chief Executive Officer, which expires on December 31, 2003. Under the terms of the Agreement, Mr. Wheeler receives a salary of $143,000, adjusted annually for inflation. Additionally, the Company paid a fee of $50,000 in Fiscal 2002 to an entity controlled by Mr. Wheeler for the provision of office space for Mr. Wheeler and other management support.

On November 5, 2001, the Company approved the sale of an aggregate of 99,999 shares of Common Stock to six executive and other officers of the Company and its subsidiaries at a price of $2.56 per share. The Company received promissory notes from each of the purchasers for the shares. The Notes are payable in four years and bear interest at 4.13%. The Company has the right, but not the obligation, to repurchase, in decreasing percentages, the shares in the event of an individual's termination of employment within three years.

The Company has a Financial Advisory Agreement with Clarion pursuant to which Clarion provides management support. Clarion receives a quarterly fee of $13,000. Under the agreement, Clarion also performs additional specific projects, as requested. Under the agreement, Clarion received $52,000 in fiscal 2002.

ITEM 13. EXHIBITS, LIST AND REPORTS ON FORM 8-K

(a) Exhibits

*3.1	Certificate of Incorporation of the Company, as corrected.
**3.2	By-Laws of the Company, as amended.
***4.1	Credit and Security Agreement, dated May 15, 1998, by and between the Company and NBD Bank, N.A.
##4.2	Amendment to Credit and Security Agreement, dated April 29, 2002, by and between the Company and Union Planters Bank, N.A., the successor to NBD Bank, N.A.
10.1	The Company's 1994 Employee Stock Option Plan, as amended.
****10.2	Lease Agreement between Glas-Craft, Inc. and ProLogis North Carolina Limited Partnership.
*****10.3	Amendment to Lease Agreement between Glas-Craft, Inc. and ProLogis North Carolina Limited Partnership.
#10.4	Employment Agreement with Morris Wheeler, Chief Executive Officer.
10.5	Amendment to Employment Agreement with Morris Wheeler, Chief Executive Officer.
21	Subsidiaries of the Registrant.
23	Consent of Independent Public Accountants

*	Incorporated herein by reference to the Exhibit to the Company's Annual Report on Form 10-KSB for the year ended November 30, 1995.
**	Incorporated here in by reference to the Exhibit included to the Company's Registration Statement on Form SB-2 dated November 29, 1994 (No. 33-82732).
***	Incorporated herein by reference to Exhibit 4.1 included in the Company's Quarterly report on Form 10-QSB for the quarter ended May 31, 1998.
****	Incorporated herein by reference to the Exhibit to the Company's Annual Report on Form 10-KSB for the year ended November 30, 1998.
*****	Incorporated herein by reference to the Exhibit to the Company's Annual Report on Form 10-KSB for the year ended November 30, 1999.
#	Incorporated herein by reference to the Exhibit to the Company's Annual Report on Form 10-KSB for the year ended November 30, 2001.
##	Incorporated herein by reference to Exhibit 4.2 included in the Company's Quarterly report on Form 10-QSB for the quarter ended May 31, 2002.

(b) Reports on Form 8-K. – There were no reports on Form 8-K filed by the Registrant with respect to the fourth quarter of its fiscal year ended November 30, 2002.

ITEM 14. CONTROLS AND PROCEDURES

Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 10-KSB, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 10-KSB. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

COHESANT TECHNOLOGIES INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Cohesant Technologies Inc.

We have audited the accompanying consolidated balance sheet of Cohesant Technologies Inc. and subsidiaries as of November 30, 2002, and the related consolidated statement of operation, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Cohesant Technologies Inc. as of November 30, 2001, were audited by other auditors who have ceased operations and whose report dated December 17, 2001 (except with respect to the matter discussed in Note 13 in the prior year financial statements, as to which the date is February 22, 2002), expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cohesant Technologies Inc. and subsidiaries at November 30, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Indianapolis, Indiana
December 18, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Cohesant Technologies Inc.:

We have audited the accompanying consolidated balance sheets of COHESANT TECHNOLOGIES INC. (a Delaware corporation) and subsidiaries as of November 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cohesant Technologies Inc. and subsidiaries as of November 30, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Indianapolis, Indiana,
December 17, 2001 (except with respect to the matter discussed in Note 13, as to which the date is February 22, 2002).

COHESANT TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

AS OF NOVEMBER 30, 2002 AND 2001

ASSETS

	2002	2001
ASSETS:		
Cash and cash equivalents	$ 1,816,238	$ 1,119,311
Accounts receivable, net of allowance for doubtful accounts of $350,000 and $256,779, respectively	3,358,039	3,143,152
Inventory	3,246,811	3,220,755
Prepaid expenses and other	619,043	238,683
Deferred tax assets	265,000	251,100
Total current assets	9,305,131	7,973,001
Property, plant and equipment, net	508,252	495,156
Patents and other intangibles, net of accumulated amortization of $115,363 and $105,652, respectively	114,433	119,177
Goodwill	840,254	840,254
Other noncurrent assets	1,815	1,558
Total assets	$10,769,885	$9,429,146

The accompanying notes are an integral part of these consolidated balance sheets.

COHESANT TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

AS OF NOVEMBER 30, 2002 AND 2001

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
LIABILITIES:		
Accounts payable	$ 1,071,902	$ 832,392
Accrued salaries, benefits and commissions	524,509	492,841
Accrued taxes	242,725	380,900
Other current liabilities	226,643	294,147
Total current liabilities	2,065,779	2,000,280
COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)		
SHAREHOLDERS' EQUITY:		
Common stock ($.001 par value; 10,000,000 shares authorized and 2,614,465 and 2,529,982 shares issued, respectively)	2,615	2,530
Additional paid-in capital	6,192,140	5,971,480
Retained earnings	2,703,441	1,454,856
Treasury stock at cost, (55,600 shares at 11/30/02)	(194,090)	-
Total shareholders' equity	8,704,106	7,428,866
Total liabilities and shareholders' equity	$10,769,885	$9,429,146

The accompanying notes are an integral part of these consolidated balance sheets.

COHESANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001

	2002	2001
NET SALES	$ 16,675,375	$ 16,391,583
COST OF SALES	8,536,642	8,986,292
Gross profit	8,138,733	7,405,291
RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES	1,031,423	1,132,521
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	5,239,319	4,644,335
TOTAL OPERATING EXPENSES	6,270,742	5,776,856
Income from operations	1,867,991	1,628,435
OTHER INCOME (EXPENSE):		
Interest expense	-	(17,844)
Interest income	3,798	2,331
Other income, net	62,032	53,358
INCOME BEFORE TAXES	1,933,821	1,666,280
INCOME TAX PROVISION	(685,236)	(599,302)
NET INCOME	$ 1,248,585	$ 1,066,978
EARNINGS PER SHARE BASIC	$ 0.49	$ 0.44
EARNINGS PER SHARE DILUTED	$ 0.48	$ 0.44
AVERAGE SHARES OF COMMON STOCK OUTSTANDING		
Basic	2,549,291	2,404,368
Diluted	2,613,554	2,442,339

The accompanying notes are an integral part of these consolidated financial statements.

COHESANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Shareholders' Equity
BALANCE, November 30, 2000	$ 2,688	$6,451,008	$387,878	($607,200)	$6,234,374
Exercise of stock options and related tax benefits, 81,375 shares	78	121,170	-	6,266	127,514
Retirement treasury stock, 336,235 shares	(336)	(600,598)	-	600,934	-
Sale of restricted stock, 99,999 shares	100	255,897	-	-	255,997
Issuance of notes for restricted stock	-	(255,997)	-	-	(255,997)
Net income	-	-	1,066,978	-	1,066,978
BALANCE, November 30, 2001	2,530	5,971,480	1,454,856	-	7,428,866
Exercise of stock options and related tax benefits, 86,500 shares	87	204,474	-	-	204,561
Purchase 57,617 shares of common stock	-	-	-	(201,906)	(201,906)
Retirement treasury stock, 2,017 shares	(2)	(7,814)	-	7,816	-
Non-cash compensation	-	24,000	-	-	24,000
Net income	-	-	1,248,585	-	1,248,585
BALANCE, November 30, 2002	$2,615	6,192,140	2,703,441	(194,090)	8,704,106

The accompanying notes are an integral part of these consolidated financial statements.

COHESANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,248,585	$ 1,066,978
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	229,821	321,043
Non-cash compensation	24,000	-
Loss on asset disposal	-	17,222
Deferred tax benefit	(13,900)	(77,800)
Provision for doubtful accounts	115,441	71,314
Net change in assets and liabilities-		
Accounts receivable	(330,328)	(5,712)
Inventories	(90,924)	399,955
Prepaid expenses and other	(380,360)	(105,076)
Accounts payable	239,510	(67,496)
Other current liabilities	(174,011)	(401,821)
Decrease (increase) in other noncurrent assets	(256)	4,588
Net cash provided by operating activities	867,578	1,223,195
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Patent additions	(5,534)	(18,949)
Property and equipment additions	(167,772)	(94,502)
Net cash used in investing activities	(173,306)	(113,451)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:		
Payments under revolving line of credit	-	(179,000)
Purchase of common stock	(201,906)	-
Proceeds from exercise of stock options	204,561	127,514
Net cash provided by (used in) financing activities	2,655	(51,486)
NET INCREASE IN CASH	696,927	1,058,258
CASH AND CASH EQUIVALENTS, beginning of period	1,119,311	61,053
CASH AND CASH EQUIVALNETS, end of period	$ 1,816,238	$ 1,119,311
SUPPLEMENTAL DISCLOSURES:		
Cash paid during the year for-		
Interest	$ -	$ 17,844
Income taxes	$ 771,000	$ 897,000

The accompanying notes are an integral part of these consolidated financial statements.

COHESANT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2002 AND 2001

1. NATURE OF BUSINESS

Cohesant Technologies Inc. and its subsidiaries (the "Company" or "Cohesant") are engaged in the design, development, manufacture and sale of specialized dispense equipment systems, replacement parts and supplies used in the operation of the equipment and the design, development, manufacture and sale of specialty coating and grout products.

The Company's direct, wholly owned subsidiaries, Glas-Craft Inc. ("GCI") and Raven Lining Systems Inc. ("Raven") sell their products through a network of independent distributors and Certified Applicators in the United States and overseas. Industries served include construction, transportation and marine.

The Company's executive offices are located in Indianapolis, Indiana with its principal manufacturing, warehouse and distribution facilities located in Indianapolis, Indiana and Tulsa, Oklahoma.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its direct, wholly owned subsidiaries, GCI and Raven, and GCI's 67% owned subsidiary RTM Systems. Intercompany accounts and transactions have been eliminated.

b. Revenue Recognition

The Company recognizes revenue from sales upon shipment of goods at which time title and risks of ownership transfer to the buyer.

c. Basic and Diluted Earnings Per Share

Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", requires dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed based upon the weighted average shares that would have been outstanding if all dilutive potential common shares would have been converted into shares at the earliest date possible. In determining diluted earnings per share, stock options were included in the calculation as their effect was dilutive.

d. Statements of Cash Flows

Certain noncash investing activities are described below:

During 2002 and 2001, the Company transferred $64,868 and $46,808 of inventory to property and equipment, respectively.

e. Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash. Cash equivalents are stated at cost, which approximates market value.

f. Inventory

Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method. Inventory costs include raw material, labor (including material handling) and overhead costs. Inventory at November 30, 2002 and 2001 was $3,246,811 and $3,220,755, respectively. These balances primarily consist of purchased parts and sub-assemblies, which can be sold as spare parts or further assembled into dispense equipment. An inventory reserve is provided for obsolete and slow-moving inventory to reduce the carrying amount to its estimated net realizable value.

g. Property, Plant and Equipment

Property, plant and equipment are carried at cost. Maintenance and repairs are expensed as incurred. Depreciation of property, plant and equipment is provided by use of the straight-line method over the estimated useful lives of the assets as follows:

Leasehold improvements	3-5 years
Machinery and equipment	3-10 years
Displays, demos and lab equipment	3-5 years

Property, plant and equipment consist of the following:

	2002	2001
Leasehold improvements	$143,754	$137,636
Machinery and equipment	1,216,370	1,251,243
Displays, demos and lab equipment	418,169	354,716
	1,778,293	1,743,595
Less accumulated deprecation	(1,270,041)	(1,248,439)
	$ 508,252	$ 495,156

h. Intangible Assets

The goodwill is the initial purchase price in excess of the fair value of identifiable net assets of Raven and the contingent purchase price payments earned through the year ended November 30, 2000. Effective December 1, 2001 the Company elected to adopt SFAS 142, and ceased amortizing goodwill (See note 2.n).

Patents are being amortized using the straight-line method over their estimated useful lives (approximately 17 years). Other intangibles consist of the cost of certain trademarks. Amortization of trademark costs is amortized using the straight-line method over the estimated future period of benefit (approximately 14 years).

i. Research and Development

The costs associated with research and development programs for new products and significant improvements, which totaled $1,031,423 and $1,132,521 in 2002 and 2001, respectively, are expensed as incurred.

j. Income Taxes

The Company files a consolidated Federal income tax return with its wholly owned subsidiaries. Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards No.

109 (SFAS 109), "Accounting for Income Taxes." The liability method measures the effective tax impact of future taxable income or deductions resulting from differences in the tax and financial reporting bases of assets and liabilities reflected in the consolidated balance sheets and the expected tax impact of carryforwards for tax purposes.

k. Shipping and Handling Fees and Costs

Shipping and handling costs include payments to third parties for the delivery of products to customers, as well as internal salaries and overhead costs incurred to move and prepare finished products for shipment. Shipping and handling costs are included with selling and administrative expenses in the accompanying consolidated statement of operations and totaled $122,757 and $126,673 in fiscal 2002 and 2001, respectively. The Company recovers a portion of its shipping and handling costs from its customers and nets this recovery against the aforementioned expenses.

l. Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets and long-lived assets to be disposed of in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Under the provisions of the statement, the Company continually evaluates its long-lived assets in light of events and circumstances that may indicate that the remaining estimated useful life may warrant revision or that the remaining value may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related cash flows over the remaining life of the asset in measuring whether that asset is recoverable. To the extent an impairment has occurred, the excess of the carrying value of the long-lived assets over their estimated fair value will be charged to operations.

m. Estimates and Reclassifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. These reclassifications have no impact on net operating results previously reported.

n. New Accounting Standards

The FASB issued two new statements of financial accounting standards in July 2001: SFAS No. 141, "Business Combinations" (SFAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These interrelated standards change the accounting for business combinations and goodwill in two significant ways. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 changes the accounting for goodwill from an amortization approach to an impairment-only approach.

The adoption of SFAS 141 did not impact operations. Effective December 1, 2001, the Company adopted SFAS 142 and no longer amortized goodwill, which approximated $76,000 per year. Effective December 1, 2001 and September 1, 2002, the Company conducted its transitional and annual impairment test, respectively, as required by SFAS 142. These tests did not result in any impairment of goodwill.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company is currently assessing the impact of adopting this standard and has not yet determined the effect of adoption on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and certain aspects of APB No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 is effective in fiscal years beginning after December 15, 2001, with early adoption permitted. The adoption of SFAS No. 144 on December 1, 2002 did not have a material impact on the Company's results of operations or financial position.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections* (SFAS No. 145). Upon the adoption of SFAS No. 145, all gains and losses on the extinguishment of debt for periods presented in the financial statements will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* (APB No. 30). The adoption of SFAS No. 145 on December 1, 2002 did not have a material impact on the Company's results of operations or financial position.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS No.146). SFAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No, 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 generally requires companies to recognize costs associated with exit activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company's results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for the Company's fiscal year 2003. The interim disclosure requirements are effective for the first quarter of the Company's fiscal year 2003. The Company does not expect the adoption of SFAS No. 148 to have a material impact on the Company's results of operations or financial position.

3. STOCK OPTION PLAN

The Company has a Stock Option Plan (the "Option Plan") to provide for the grant of options to purchase shares of common stock to qualified employees (including officers and directors). The exercise price of any options granted under the plan shall be 100% of the fair market value of the common stock as of the date of grant (or 110% of the fair market value of the common stock if the grant is an "incentive stock option," as defined by the Internal Revenue Code, to an employee who owns more than 10% of the Company's outstanding common stock). Options must be exercised within five years of the date of grant. However, certain options may be exercised immediately. The Company has reserved 416,000 shares of common stock for issuance upon exercise of stock options. There were 36,500 and 33,500 options available for grant at November 30, 2002 and 2001, respectively.

No options were granted in Fiscal 2002. However, in December 2002 the Company granted 100,000 options to its employees at an exercise price of $4.12 with a vesting period of four years and must be exercised within five years of grant. Further, the Company increased the reserve for stock options to 600,000 shares of common stock, 184,000 of which are subject to shareholder's approval at the 2003 Annual Shareholder Meeting.

Stock option activity under the Option Plan is as follows:

Options	Number of Shares	Weighted-Average Exercise Price
November 30, 2000	204,125	$1.54
Exercised	(76,875)	$1.25
Exercised	(4,500)	$1.56
Granted	168,000	$3.20
Canceled	(1,500)	$1.56
November 30, 2001	289,250	$2.58
Exercised	(84,000)	$1.56
Exercised	(2,500)	$2.83
Canceled	(250)	$1.56
Canceled	(2,750)	$3.20
November 30, 2002	199,750	$3.00
Shares Exercisable at November 30, 2002	97,875	$2.80
Shares Exercisable at November 30, 2001	109,000	$1.81

At November 30, 2002

Options Outstanding				Options Exercisable	
Exercise Prices	Number of Options Outstanding	Remaining Contractual Life	Exercise Price	Number of Options Exercisable	Exercise Price
1.56	22,000	.3	1.56	22,000	1.56
2.83	12,500	2.7	2.83	7,500	2.83
3.20	165,250	3.9	3.20	68,375	3.20
$1.56-$3.20	199,750	3.4	$ 3.00	97,875	$2.80

At November 30, 2001

Options Outstanding				Options Exercisable	
Exercise Prices	Number of Options Outstanding	Remaining Contractual Life	Exercise Price	Number of Options Exercisable	Exercise Price
1.56	106,250	1.3	1.56	91,500	1.56
2.83	15,000	3.7	2.83	5,000	2.83
3.20	168,000	4.9	3.20	12,500	3.20
$1.56-$3.20	289,250	3.5	$ 2.58	109,000	$1.81

The Company accounts for its Option Plan in accordance with APB Opinion No.25 (APB 25), under which compensation expense is recognized only to the extent the exercise price of the option is less than the fair market value of the share of stock at the date of the grant. Accordingly, no compensation expense has been recorded.

The Company adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation", which considers stock options as compensation expense to the Company based on their fair value at the date of the grant. The fair value of options granted during 2001 was $1.99

per share. There were no option grants during fiscal year 2002. Had the compensation expense related to the Option Plan been determined based on the fair value at date of grant, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2002	2001
Net Income:		
As reported	$ 1,248,585	$ 1,066,978
Pro forma	$ 1,160,555	$ 1,023,604
Basic EPS:		
As reported	$ 0.49	$ 0.44
Pro forma	$ 0.46	$ 0.43
Diluted EPS		
As reported	$ 0.48	$ 0.44
Pro forma	$ 0.44	$ 0.42

The fair value of the option granted is estimated on the date of grant using the Black-Scholes option pricing model utilizing the following weighted average assumptions:

	2001
Risk-free interest rate	3.71%
Expected life (years)	5
Expected volatility	72.62%

Expected dividend yields were zero for fiscal 2001.

4. SHAREHOLDERS' EQUITY

In the fourth quarter of fiscal 2002 the Company purchased 57,617 shares of its common stock at a cost of $201,906, of which 2,017 shares were retired at a cost of $7,816. On March 29, 2001 the Company retired 336,235 treasury shares with a cost of $600,934.

On November 5, 2001, the Company's Board of Directors approved the sale of 99,999 shares of unregistered restricted stock to certain officers. The Company provided the officers recourse notes (Notes) to purchase the unregistered restricted stock. The Notes have a term of 4 years and bear interest. The aggregate amount of these loans was approximately $255,897 at November 30, 2001, and is reflected as a reduction of the additional paid-in capital account in the consolidated statements of shareholders' equity. Non cash compensation expense will be recognized over the restriction period as the restrictions lapse in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees." In fiscal 2002 the Company recognized $24,000 of non cash compensation expense.

5. INVESTMENT IN RTM SYSTEMS

The Company owns a 67% interest in RTM Systems, Inc. ("RTM"), an Indiana corporation. The Company consolidates the financial results of RTM. As a result of the consolidation of RTM, a $7,942 and $9,440 minority interest is included in other current liabilities in the Consolidated Balance Sheets for fiscal 2002 and 2001, respectively.

6. REVOLVING LINE OF CREDIT

On April 29, 2002, the Company renewed its revolving line of credit agreement with a bank. This $3,500,000 unsecured credit facility accrues interest at the bank's prime lending rate. The credit facility expires on May 1, 2003. The Company does not foresee any problems renewing this facility or obtaining an equivalent facility from another lender, if necessary. Among other restrictions, the credit facility requires that the Company meet certain covenants including financial ratios. As of November 30, 2002, the Company was in compliance with all covenants and did not have a balance outstanding under this facility.

7. RETIREMENT PLANS

The Company has a defined contribution profit sharing and savings plan for all employees meeting minimum eligibility requirements. It is the Company's policy to contribute up to 3% of total wages for each employee who makes certain minimum contributions. The amounts contributed by the Company during 2002 and 2001 were $106,552 and $99,040, respectively.

8. INCOME TAXES

The provision for income taxes consists of the following at November 30:

	2002	2001
CURRENT		
Federal	$575,798	$557,189
State	123,338	119,913
Total current	699,136	677,102
Deferred	(13,900)	(77,800)
INCOME TAX PROVISION	$685,236	$599,302

A reconciliation of the statutory U.S. Federal income tax rate to the Company's effective income tax rate is as follows:

	2002	2001
Federal statutory rate	34.0%	34.0%
State taxes, net of federal benefit	4.1	4.2
Foreign sales corporation or equivalent	(1.8)	(3.1)
Other	(0.9)	0.9
Effective tax rate	35.4%	36.0%

Temporary differences, credits and carryforwards which give rise to the net deferred tax asset at November 30, are as follows:

	2002	2001
Deferred Tax Asset:		
Financial reporting reserves not yet deductible	$253,000	$218,500
Depreciation and amortization	12,000	32,600
Net operating loss carryforwards	167,000	320,600
	432,000	571,700
Less- valuation allowance	(167,000)	(320,600)
NET DEFERRED TAX ASSET	$265,000	$251,100

At November 30, 2002 and 2001, for Federal income tax purposes, the Company has net operating loss carryforwards (NOL's) totaling approximately $429,000 and $822,000, respectively. The NOL consists of separate return limitation year (SRYL) NOL's whose annual utilization is limited to approximately $4,000. During the year ended November 30, 2002, approximately $389,000 of the NOL's expired. The remainder of the NOL's will expire during the year ended November 30, 2003. Accordingly, a valuation allowance has been established for these amounts.

9. RELATED PARTY TRANSACTIONS

The majority shareholder and director of the Company is the owner of Clarion Management Ltd. ("Clarion"), which provides management assistance for the Company under a Financial Advisory Agreement. Clarion receives a quarterly fee of $13,000. Under the agreement, Clarion also performs additional specific projects as requested. Clarion was paid $52,000, during the fiscal years ended November 30, 2002 and 2001.

The Company paid a fee of $50,000 in Fiscal 2002 to an entity controlled by its chief executive officer, Morris Wheeler, for the provision of office space for Mr. Wheeler and other management support.

10. SEGMENT INFORMATION

The Company monitors its operations in two business divisions: GCI and Raven. Certain corporate costs are not allocated to the business segments. Financial information for the Company's business segments as of and for the fiscal years end November 30, 2002 and 2001 is as follows:

	GCI	Raven	Corporate	Consolidated
Net Sales:				
2002	$12,016,511	$4,658,864	$ -	$16,675,375
2001	11,387,525	5,004,058	-	16,391,583
Depreciation and amortization:				
2002	191,207	38,578	36	229,821
2001	213,435	107,569	39	321,043
Interest expense:				
2002	-	-	-	-
2001	-	-	17,844	17,844
Net income (loss):				
2002	963,731	774,237	(489,383)	1,248,585
2001	747,727	676,315	(357,064)	1,066,978
Identifiable assets:				
2002	5,835,321	2,809,230	2,125,334	10,769,885
2001	5,535,707	2,507,729	1,385,710	9,429,146
Capital expenditures:				
2002	108,780	58,992	-	167,772
2001	66,307	28,195	-	94,502

For Fiscal 2002 and 2001 the Company's Raven division had a Certified Applicator, which accounted for approximately 25% and 19%, respectively, of Raven's total net sales and 36% and 40%, respectively, of Raven's total trade accounts receivable outstanding as of November 30, 2002 and 2001. On a combined basis, this customer's accounts receivable balances represented 14% of the Company's total trade accounts receivable in each of the fiscal years ended November 30, 2002 and 2001.

The following table presents percentage of total revenues by region.

Region	2002	2001
United States/Canada	74%	71%
Asia/Pacific Rim	12	12
Europe/Middle East	10	12
Other	4	5
Total	100%	100%

11. COMMITMENTS

The Company leases its office, manufacturing and warehouse facilities, a portion of its office equipment and Company cars under noncancellable operating leases expiring at various dates through November 2006. Future minimum rental payments required under these noncancellable operating leases are summarized as follows:

Fiscal Year	Amount
2003	$354,810
2004	125,975
2005	55,592
2006	3,540
Thereafter	0
	$ 539,917

Rent expense totaled $353,800 and $360,432 for the years ended November 30, 2002 and 2001, respectively.

12. CONTINGENCIES

In November 1999, following the sale of certain assets of the Company's American Chemical Company ("ACC") subsidiary, ACC contributed its land and building to Marine Learning Institute ("MLI"), a not-for-profit environmental educational organization operating under section 501(c)(3) of the United States Internal Revenue Code. In connection with the contribution agreement, MLI indemnified the Company and agreed to assume any costs arising from or out of the past, present or future environmental condition of the site. Subsequent to the donation of the St. Louis property, the Missouri Attorney General's office has raised questions regarding the status of the contributed land and advised the Company that additional clean-up efforts are necessary. Management has advised MLI of the Missouri Attorney General's concerns. MLI has advised both the Company and the Missouri Attorney General that, in its opinion, no further clean-up efforts are necessary. Management intends to seek indemnification from MLI under the contribution agreement for any further clean-up and legal costs. Further, the Company had purchased a supplemental environmental insurance policy with respect to the site and has filed a claim with the carrier. Although the insurance carrier has issued a preliminary indication that the claim is outside the scope of coverage of the policy, as more facts become available, the Company may resubmit the claim or otherwise appeal this preliminary decision.

The Company is a party to certain other legal matters arising in the ordinary course of business. Management believes the ultimate disposition of these matters and the matter referred to above will not have a material adverse effect on the Company's financial position or results of operations.

13. UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA

	Fiscal Quarter				Fiscal
	First	Second	Third	Fourth	Year
2001:					
Net Sales	$3,352,252	$4,437,412	$4,506,718	$4,095,201	$16,391,583
Gross Profit	1,509,935	1,881,368	2,131,501	1,882,487	7,405,291
Net Income	160,576	266,970	344,456	294,976	1,066,978
Earnings Per Diluted Share	0.07	0.11	0.14	0.12	0.44
2002:					
Net Sales	$3,535,769	$4,531,984	$4,289,209	$4,318,413	$16,675,375
Gross Profit	1,687,300	2,187,052	2,145,328	2,119,053	8,138,733
Net Income	200,205	309,713	395,704	342,963	1,248,585
Earnings Per Diluted Share	0.08	0.12	0.15	0.13	0.48

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 14, 2003

COHESANT TECHNOLOGIES INC.

BY: /s/ Morris H. Wheeler
Morris H. Wheeler
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Dwight D. Goodman Dwight D. Goodman	Chairman of the Board of Directors	February 14, 2003
/s/ Morris H. Wheeler Morris H. Wheeler	President and Chief Executive Officer (Principal Executive Officer) and Director	February 14, 2003
/s/ Michael L. Boeckman Michael L. Boeckman	Director	February 14, 2003
/s/ Morton A. Cohen Morton A. Cohen	Director	February 14, 2003
/s/ Richard L. Immerman Richard L. Immerman	Director	February 14, 2003
/s/ Robert W. Pawlak Robert W. Pawlak	Chief Financial Officer (Principal Financial and Accounting Officer)	February 14, 2003

Certification of the Principal Executive Officer

Pursuant to 18 U.S.C. 1350

(Section 906 of the Sarbanes-Oxley Act of 2002)

I, Morris H. Wheeler, the President and Chief Executive Officer of Cohesant Technologies Inc. (the "Company"), certify that to the best of my knowledge, based upon a review of the Company's Annual Report on Form 10-KSB for the period ended November 30, 2002 (the "Report"):

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Morris H. Wheeler

Morris H. Wheeler

President and Chief Executive Officer

February 14, 2003

Certification of the Principal Financial Officer

Pursuant to 18 U.S.C. 1350

(Section 906 of the Sarbanes-Oxley Act of 2002)

I, Robert W. Pawlak, Chief Financial Officer of Cohesant Technologies Inc.. (the "Company") certify that to the best of my knowledge, based upon a review of the Company's Annual Report on Form 10-KSB for the period ended November 30, 2002 of the Company (the "Report"):

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert W. Pawlak

Robert W. Pawlak
Cohesant Technologies Inc.
Chief Financial Officer

February 14, 2003

Certification of the Principal Executive Officer

Pursuant to 15 U.S.C. 78m(a) or 78o(d)

(Section 302 of the Sarbanes-Oxley Act of 2002)

I, Morris H. Wheeler, the Chairman and Chief Executive Officer of Cohesant Technologies Inc. (the "Company"), certify that:

(1) I have reviewed this annual report on Form 10-KSB of the Company;

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

(4) The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5) The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(6) The Company's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Morris H. Wheeler

Morris H. Wheeler
Cohesant Technologies Inc.
President and Chief Executive Officer

February 14, 2003

Certification of the Principal Financial Officer

Pursuant to 15 U.S.C. 78m(a) or 78o(d)

(Section 302 of the Sarbanes-Oxley Act of 2002)

I, Robert W. Pawlak, the Chief Financial Officer of Cohesant Technologies Inc.. (the "Company"), certify that:

(1) I have reviewed this annual report on Form 10-KSB of the Company;

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

(4) The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5) The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(6) The Company's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Robert W. Pawlak

Robert W. Pawlak
Cohesant Technologies Inc.
Chief Financial Officer

February 14, 2003

OFFICERS

Dwight D. Goodman	Chairman
Morris H. Wheeler	President and Chief Executive Officer
Robert W. Pawlak	Vice President - Finance, Chief Financial Officer and Secretary
J. Stewart Nance	President - Raven Lining Systems, Inc.
Richard A. Mordarski	President - Glas-Craft, Inc.

BOARD of DIRECTORS

Michael L. Boeckman	Chief Financial Officer and Administrative Partner Cohen & Company
Morton A. Cohen	Chairman and Chief Executive Officer Clarion Capital Corporation
Dwight D. Goodman	Chairman Cohesant Technologies Inc.
Richard L. Immerman	President BleachTech LLC
Morris H. Wheeler	President and Chief Executive Officer Cohesant Technologies Inc.

SUBSIDIARY OFFICES

Glas-Craft, Inc.
5845 West 82nd Street
Indianapolis, Indiana 46278
(317) 875-5592
www.glascraft.com

Raven Lining Systems, Inc.
1024 North Lansing Avenue
Tulsa, Oklahoma 74106
(918) 584-2810
www.ravenlining.com

AUDITORS

Ernst & Young LLP
111 Monument Circle
Indianapolis, Indiana 46244

LEGAL COUNSEL

Kahn Kleinman
2600 Erieview Tower
1301 East Ninth Street
Cleveland, Ohio 44114

TRANSFER AGENT

Continental Stock Transfer and Trust Company
17 Battery Place
New York, New York 10004

ANNUAL MEETING

The Company's annual meeting is scheduled for June 12th, 2003, at 5845 West 82nd Street, Indianapolis, Indiana 46278.

Certain statements contained in this report that are not historical facts, are forward looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statement. These risks and uncertainties include, but are not limited to, a slow-down in domestic and international markets for plural component dispense systems and a reduction in growth of markets for the Company's epoxy coating systems.



Cohesant Technologies Inc.
5845 West 82nd Street
Indianapolis, Indiana 46278

phone 317-875-5592

fax 317-875-5456

www.cohesant.com

NASDAQ Symbol COHT